GROUPE
CLARINS

TELEFAX – PRESS RELEASE
2004 First Half Net Sales

Group Finance Division **Thursday 29 July 2004**

[redacted]

04035868

Dear Sir or Madam,

Please find enclosed a press release (2 pages) from CLARINS Group concerning 2004 First Half Net Sales.

Sincerely yours.

Pankaj CHANDARANA
Group Finance Division

dlw 7/30

Investor Relations Department
Tel.:33 1 46 41 41 25 – Fax: 33 1 47 38 16 87 – E-mail: financials@clarins.net
www.clarins-finance.com or www.clarins.com

GROUPE
CLARINS

29 July 2004

2004 FIRST HALF CONSOLIDATED NET SALES
AN ORGANIC GROWTH OF 7.8%

Sales by Activity	2004	2003	2004/2003	
	In € million	In € million	Change (1)	Like-for-like change (2)
Beauty	296.2	278.4	+6.4%	+8.8%
Perfume	140.7	139.5	+0.9%	+5.9%
Total	**436.9**	**417.9**	**+4.6%**	**+7.8%**

While moderate in the first quarter, the net sales performance was quite significant in the second quarter of 2004 reaching an outstanding +14.0% (2). Once again, the Clarins Group posted a higher growth compared to the rest of the worldwide prestige cosmetics market.

This success comes from the Beauty division and more precisely from the skin care segment with sales up 11.9% (2) thanks to the fruitful launch of the *Super Restorative* line for mature skin along with the extension of *ClarinsMen* line, already ranking second in Europe.

In a market driven by a constant need for novelties and characterised by an overabundant product offer, the Perfume division performs remarkably well recording a satisfactory growth rate of 5.9% (2) without any major launch.

In line with the corporate strategy, the emphasis is on a development taking place beyond European boundaries. Accordingly, the growth rate reaches 27.7% (2) in Asia and 13.2 % (2) in North America.
However the weight of the European markets remains predominantly superior.

For the full year 2004, the Group Management maintains its initial guidance of a 5% sales increase (2).

Interim results will be released on September 9, 2004 after closing of the Paris Euronext market. The operating profit should progress faster than sales as a result of a buoyant activity enabling an optimisation of fixed costs, and a cautious spending policy in commercial expenses.

As announced on May 28, 2004 at the Combined General Meeting, the Group will proceed on October 27, 2004 with a bonus issue of one new share for five old ones to celebrate its 50th anniversary and 20 years as a listed company.

(1) At average exchange rates
(2) At constant exchange rates

GROUPE CLARINS
CLARINS, AZZARO, THIERRY MUGLER
Investor Relations Department
Tél. : 33 1 46 41 41 25 – Fax : 33 1 47 38 16 87 – E-mail : financials@clarins.net
Web Sites : clarins-finance.com and clarins.com

Sales by Geographic Area	2004	2003	2004/2003	
	In € million	In € million	Change (1)	Like-for-like change (2)
Europe	275.5	267.9	+2.9%	+2.8%
North America	95.9	93.6	+2.4%	+13.2%
Asia	37.4	31.2	+19.8%	+27.7%
Other countries	28.1	25.2	+11.7%	+16.4%
Total	**436.9**	**417.9**	**+4.6%**	**+7.8%**

Quarterly Net Sales	2004	2003	2004/2003	
	In € million	In € million	Change (1)	Like-for-like change (2)
1st quarter	215.0	221.2	-2.8%	+2.3%
2nd quarter	221.9	196.7	+12.8%	+14.0%
First Half	**436.9**	**417.9**	**+4.6%**	**+7.8%**

(1) At average exchange rates
(2) At constant exchange rates

GROUPE CLARINS
CLARINS, AZZARO, THIERRY MUGLER